Exhibit 99.1
NICE Reports 10% increase in Non-GAAP Revenues to $221 Million and 19%
increase in Non-GAAP EPS to $0.64 for the Third Quarter of 2012

The Company Increases its EPS Guidance for the Year
The Company Announces a New Share Repurchase Program to buy up to $100 Million

Ra’anana, Israel, October 31, 2012 - NICE Systems (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2012.

“We reported record revenues and earnings per share for the third quarter of 2012. The results were supported by another strong quarter for our analytics based advanced applications. As we enter the final quarter of the year, we see strong demand for our solutions and expect it to be a strong quarter in bookings and revenues,” said Zeevi Bregman, President and CEO of NICE Systems.

Mr. Bregman continued, “The opportunities around Big Data are growing and we continue to strengthen our domain leading position in Big Data analytics through further product development, strategic partnerships and acquisitions. Our best-in-class, real-time analytic solutions provide our customers with the capabilities to better extract value from Big Data to help them understand what is transpiring from within, across and outside of their organizations and to better support their mission critical operations. This enables our customers to meet the challenges around compliance and regulation, fraud prevention, safety and security, and organizations’ needs to improve operations and enhance the customer experience amid rapidly increasing social media influence. Our broad offering of analytic solutions is where the future growth lies for NICE.”

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2012:

Revenues: Third quarter 2012 non-GAAP total revenues were a record $220.9 million, up 10.2% from $200.4 million for the third quarter of 2011.

Gross Profit: Third quarter 2012 non-GAAP gross profit and non-GAAP gross margin increased to $145.0 million and 65.6%, respectively, from $129.5 million and 64.6%, respectively, for the third quarter of 2011.

Operating Income: Third quarter 2012 non-GAAP operating income and non-GAAP operating margin were $42.1 million and 19.1%, respectively, compared to $38.9 million and 19.4%, respectively, for the third quarter of 2011.

Net Income: Third quarter 2012 non-GAAP net income and non-GAAP net margin increased to $39.7 million and 18.0%, respectively, from $34.5 million and 17.2%, respectively, for the third quarter of 2011.

Fully Diluted Earnings Per Share: Third quarter 2012 non-GAAP fully diluted earnings per share increased to a record $0.64, up 18.5% from $0.54 for the third quarter of 2011.

GAAP Financial Highlights for the Third Quarter Ended September 30, 2012:

Revenues: Third quarter 2012 total revenues increased 9.7% to $218.9 million compared to $199.5 million for the third quarter of 2011.

Gross Profit: Third quarter 2012 gross profit and gross margin were $130.5 million and 59.6%, respectively, compared to $121.8 million and 61.1%, respectively, for the third quarter of 2011.

Operating Income: Third quarter 2012 operating income and operating margin were $13.3 million and 6.1%, respectively, compared to $20.4 million and 10.2%, respectively, for the third quarter of 2011.

Net Income: Third quarter 2012 net income and net margin were $16.8 million and 7.7%, respectively, compared to $18.3 million and 9.2%, respectively, for the third quarter of 2011.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2012 was $0.27 compared to $0.29 for the third quarter of 2011.

Operating Cash Flow and Cash Balance: Third quarter 2012 operating cash flow was $11.6 million. In the third quarter, approximately $28 million was used for share repurchases. As of September 30, 2012, total cash and cash equivalents, short term investments and marketable securities were $422 million, with no debt.

Share Repurchase Program

During October 2012 the company completed its share repurchase program that was announced late last year. The Company announced that its Board of Directors has authorized a new program to repurchase up to $100 million of its issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

Fourth Quarter and Full Year 2012 Guidance:

Fourth Quarter 2012: Fourth quarter non-GAAP total revenues for 2012 are expected to be in a range of $237 million to $257 million. Fourth quarter non-GAAP fully diluted earnings per share for 2012 are expected to be in a range of $0.64 to $0.69.

Full Year 2012: The Company reiterated its guidance for full year 2012 non-GAAP total revenues and increased its guidance for fully diluted earnings per share. Full year 2012 non-GAAP total revenues are expected to be in a range of $890 million to $910 million. Full year 2012 non-GAAP fully diluted earnings per share is expected to be in a range of $2.41 to $2.46.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, October 31, 2012 at 8:30 AM EDT, 12:30 GMT, 14:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 784 680 78.  Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 46379739.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, settlements and related expenses and certain business combination accounting entries . The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$92,115	$88,677	$269,221	$257,831
Services	126,744	110,784	372,106	322,378
Total revenue	218,859	199,461	641,327	580,209

Cost of revenue:
Product	31,273	29,394	93,660	85,129
Services	57,055	48,265	168,852	140,531
Total cost of revenue	88,328	77,659	262,512	225,660

Gross profit	130,531	121,802	378,815	354,549

Operating Expenses:
Research and development, net	30,094	27,065	88,910	79,820
Selling and marketing	54,892	45,963	165,113	144,941
General and administrative	22,186	22,528	71,649	68,618
Amortization of acquired intangible assets	8,225	5,818	24,364	17,262
Restructuring expenses	1,884	-	1,884	-
Total operating expenses	117,281	101,374	351,920	310,641

Operating income	13,250	20,428	26,895	43,908

Finance and other income, net	1,617	2,075	6,135	7,454

Income before taxes on income	14,867	22,503	33,030	51,362
Tax (tax benefit) on income	(1,910)	4,181	(2,734)	9,344

Net income	$16,777	$18,322	$35,764	$42,018

Basic earnings per share	$0.28	$0.29	$0.59	$0.66

Diluted earnings per share	$0.27	$0.29	$0.57	$0.65

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	60,766	62,824	61,108	63,325
Diluted earnings per share	61,971	64,002	62,523	64,661

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2012	2011	2012	2011
GAAP revenues	$218,859	$199,461	$641,327	$580,209
Valuation adjustment on acquired deferred product revenue	229	607	3,930	3,010
Valuation adjustment on acquired deferred service revenue	1,814	362	7,502	865
Non-GAAP revenues	$220,902	$200,430	$652,759	$584,084

GAAP cost of revenue	$88,328	$77,659	$262,512	$225,660
Amortization of acquired intangible assets on cost of product	(10,364)	(6,390)	(31,553)	(20,397)
Amortization of acquired intangible assets on cost of services	(1,025)	-	(2,734)	-
Valuation adjustment on acquired deferred cost of services	11	133	107	466
Cost of product revenue adjustment (1,2,4)	(47)	(79)	(336)	(307)
Cost of services revenue adjustment (1,2,3,4)	(957)	(378)	(3,012)	(1,770)
Non-GAAP cost of revenue	$75,946	$70,945	$224,984	$203,652

GAAP gross profit	$130,531	$121,802	$378,815	$354,549
Gross profit adjustments	14,425	7,683	48,960	25,883
Non-GAAP gross profit	$144,956	$129,485	$427,775	$380,432

GAAP operating expenses	$117,281	$101,374	$351,920	$310,641
Research and development (1,2,3)	(546)	(861)	(2,652)	(3,142)
Sales and marketing (1,2,3)	(1,426)	(1,796)	(6,072)	(6,083)
General and administrative (1,2,3)	(2,089)	(1,519)	(6,797)	(6,596)
Amortization of acquired intangible assets	(8,225)	(5,818)	(24,364)	(17,262)
Acquisition related expenses (4)	-	(793)	(4,348)	(6,199)
Settlement and related expenses	(267)	-	(267)	-
Restructuring expenses	(1,884)	-	(1,884)	-
Non-GAAP operating expenses	$102,844	$90,587	$305,536	$271,359

GAAP taxes on Income	$(1,910)	$4,181	$(2,734)	$9,344
Tax adjustments re non-gaap adjustments	5,949	2,318	20,145	10,139
Non-GAAP taxes on income	$4,039	$6,499	$17,411	$19,483

GAAP net income	$16,777	$18,322	$35,764	$42,018
Valuation adjustment on acquired deferred revenue	2,043	969	11,432	3,875
Valuation adjustment on acquired deferred cost of services	(11)	(133)	(107)	(466)
Amortization of acquired intangible assets	19,614	12,208	58,651	37,659
Share-based compensation (1)	4,961	4,285	17,712	15,273
Re-organization expenses (2)	-	-	746	910
Acquisition related compensation expense (3)	104	345	367	1,706
Acquisition related expenses (4)	-	796	4,392	6,208
Settlement and related expenses	267	-	267	-
Restructuring expenses	1,884	-	1,884	-
Tax adjustments re non-gaap adjustments	(5,949)	(2,318)	(20,145)	(10,139)
Non-GAAP net income	$39,690	$34,474	$110,963	$97,044

GAAP diluted earnings per share	$0.27	$0.29	$0.57	$0.65

Non-GAAP diluted earnings per share	$0.64	$0.54	$1.77	$1.50

Shares used in computing US GAAP diluted earnings per share	61,971	64,002	62,523	64,661

Shares used in computing Non-GAAP diluted earnings per share	61,971	64,002	62,523	64,661

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2012	2011	2012	2011
	Cost of product revenue	$(47)	$(76)	$(331)	$(238)
	Cost of service revenue	(952)	(362)	(2,899)	(1,654)
	Research and development	(461)	(640)	(2,173)	(2,085)
	Sales and marketing	(1,412)	(1,743)	(5,512)	(5,750)
	General and administrative	(2,089)	(1,464)	(6,797)	(5,546)
		$(4,961)	$(4,285)	$(17,712)	$(15,273)

(2)	Re-organization expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2012	2011	2012	2011
	Cost of product revenue	$-	$-	$-	$(60)
	Cost of service revenue	-	-	(52)	-
	Research and development	-	-	(177)	(141)
	Sales and marketing	-	-	(517)	-
	General and administrative	-	-	-	(709)
		$-	$-	$(746)	$(910)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		September 30,		September 30,
		2012	2011	2012	2011
	Cost of service revenue	$(5)	$(16)	$(22)	$(116)
	Research and development	(85)	(221)	(302)	(916)
	Sales and marketing	(14)	(53)	(43)	(333)
	General and administrative	-	(55)	-	(341)
		$(104)	$(345)	$(367)	$(1,706)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2012	2011	2012	2011
	Cost of product revenue	$-	$(3)	$(5)	$(9)
	Cost of service revenue	-	-	(39)	-
	Research and development	-	(49)	(31)	(81)
	Sales and marketing	-	27	100	(2,180)
	General and administrative	-	(771)	(4,417)	(3,938)
		$-	$(796)	$(4,392)	$(6,208)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2012	2011
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$74,844	$204,437
Short-term investments	211,014	144,003
Trade receivables	140,687	126,981
Other receivables and prepaid expenses	43,084	43,941
Inventories	11,005	13,404
Deferred tax assets	13,073	10,405

Total current assets	493,707	543,171

LONG-TERM ASSETS:
Marketable securities	136,254	214,136
Other long-term assets	30,160	28,890
Property and equipment, net	37,475	28,299
Other intangible assets, net	243,221	158,153
Goodwill	687,597	609,187

Total long-term assets	1,134,707	1,038,665

TOTAL ASSETS	$1,628,414	$1,581,836

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,792	$19,014
Deferred revenues	160,275	160,242
Accrued expenses and other liabilities	197,664	190,372

Total current liabilities	380,731	369,628

LONG-TERM LIABILITIES:
Deferred tax liabilities	62,887	27,766
Other long-term liabilities	25,624	25,798

Total long-term liabilities	88,511	53,564

SHAREHOLDERS' EQUITY	1,159,172	1,158,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,628,414	$1,581,836

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$16,777	$18,322	$35,764	$42,018
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	24,753	16,080	72,218	48,908
Stock based compensation	4,960	4,285	17,711	15,273
Excess tax shortfall (benefit) from share-based payment arrangements	122	102	60	(367)
Net recognized losses (gains) on investments and derivatives	200	329	(749)	1,616
Gain on sale of intangible assets	-	-	(1,125)	-
Deferred taxes, net	(5,972)	(1,807)	(19,681)	(8,732)
Changes in operating assets and liabilities:	-
Trade Receivables	(8,466)	(9,325)	2,453	(17,210)
Other receivables and prepaid expenses	(4,801)	1,526	433	811
Inventories	1,566	1,169	3,467	(1,457)
Trade payables	(4,305)	2,761	2,834	(238)
Accrued expenses and other current liabilities	(13,999)	(15,390)	(20,185)	19,955
Other long-term liabilities	761	(110)	364	504

Net cash provided by operating activities	11,596	17,942	93,564	101,081

Investing Activities

Purchase of property and equipment	(6,786)	(5,689)	(20,464)	(13,181)
Proceeds from sale of property and equipment	3	62	1,010	81
Purchase of investments	(66,437)	(51,132)	(139,176)	(170,375)
Proceeds from investments	36,534	73,628	160,092	229,959
Capitalization of software development costs	(386)	(311)	(1,141)	(850)
Proceeds from sale of intangible assets, net	-	-	1,125	-
Purchase of intangible assets	-	(3,000)	-	(3,000)
Payments for acquisitions, net of cash acquired	-	-	(155,503)	(64,947)

Net cash provided by (used in) investing activities	(37,072)	13,558	(154,057)	(22,313)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	2,926	3,099	25,650	18,080
Purchase of treasury shares	(28,327)	(54,019)	(93,446)	(84,991)
Excess tax benefit (shortfall) from share-based payment arrangements	(122)	(102)	(60)	367

Net cash used in financing activities	(25,523)	(51,022)	(67,856)	(66,544)

Effect of exchange rates on cash and cash equivalents	(446)	(928)	(1,244)	406

Net change in cash and cash equivalents	(51,445)	(20,450)	(129,593)	12,630
Cash and cash equivalents, beginning of period	126,289	142,606	204,437	109,526

Cash and cash equivalents, end of period	$74,844	$122,156	$74,844	$122,156